Exhibit 12.1

Providence Service Corporation

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2005	2006	2007	2008	2009
Earnings:
Income (loss) before income taxes and minority interest	$15,732,408	$16,042,310	$24,110,655	$(167,916,215)	$33,292,665
Fixed charges	4,091,938	5,149,797	9,311,319	29,036,528	31,276,065

Earnings (losses)	$19,824,346	$21,192,107	$33,421,974	$(138,879,687)	$64,568,730

Fixed charges:
Interest expense	$1,033,019	$855,288	$3,071,537	$19,578,404	$20,798,250
Interest element of rentals	3,058,919	4,294,509	6,239,782	9,458,124	10,477,815

Fixed charges	$4,091,938	$5,149,797	$9,311,319	$29,036,528	$31,276,065

Ratio of earnings (losses) to fixed charges (1)	4.84	4.12	3.59	N/A	2.06

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interest, fixed charges, amortization of capitalized interest and distributed income of equity investees less interest capitalized, income from equity investee and distributions to minority holders. Fixed charges consist of interest expense, capitalized interest, and the portion of rentals deemed to be interest. Earnings were not sufficient to cover fixed charges by approximately $167.9 million for the twelve months ended December 31, 2008.